NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW, Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

February 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Purcell
Kevin Dougherty

RE:	Crown LNG Holdings Ltd
Amendment No. 3 to the Registration Statement on Form F-4
Filed January 18, 2024
File No. 333-274832

Dear Mr. Purcell and Mr. Dougherty:

On behalf of Crown LNG Holdings, Ltd. (the “Company” or “Crown”), we are hereby responding to the letter dated January 30, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding pre-effective Amendment No. 3 to the Company’s Registration Statement on Form F-4 filed on January 18, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its pre-effective Amendment No. 4 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) with the Commission today.

The numbered paragraph below corresponds to the numbered comment in the Comment Letter, and the Staff’s comment is presented in bold italics, followed by the Company’s response. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 3 to the Registration Statement on Form F-4

Risk Factors

Catcha may be unable to meet the Minimum Cash Condition or to obtain additional financing to complete our initial business combination…, page 68

1.  Refer to your response dated December 6, 2023 to comment 7 in our letter dated October 27, 2023 in which you advised that you were in discussions regarding financing to achieve Catcha’s minimum cash condition necessary to complete the business combination and that you expected to provide an update in a pre-effective amendment to the Registration Statement when the definitive terms of a financing were finalized. We remind you that you will need to update your disclosures throughout the filing regarding how Catcha will satisfy this minimum cash condition prior to requesting effectiveness of the Registration Statement.

Office of Energy & Transportation

Division of Corporation Finance

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Business Combination Agreement has been amended to remove the minimum cash condition. A copy of the amendment to the Business Combination Agreement is included in Annex A to the Registration Statement starting on page A-82 and is also attached as Exhibit 2.3 to the Amended Registration Statement. The Company respectfully advises the Staff that it has revised disclosure throughout the Amended Registration Statement to reflect the removal of the minimum cash condition.

*****

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987 or Rebekah McCorvey at (470) 515-1971. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

cc:	Jørn Husemoen, Crown LNG Holdings, Ltd.

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